UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):   October 26, 2006

WHITNEY HOLDING CORPORATION
(Exact name of registrant as specified in its charter)

Louisiana	0-1026	72-6017893
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

228 St. Charles Avenue, New Orleans, Louisiana	70130
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code   504-586-7272

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230-.425)
[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02   Results of Operations and Financial Condition

        On October 26, 2006, Whitney Holding Corporation issued a news release announcing its financial results for the quarter ended Setpember 30, 2006 (the "News Release"). The News Release is attached as exhibit 99.1 to this report and incorporated herein by reference.

Item 9.01   Financial Statement and Exhibits.

        (c) Exhibits

            99.1 News Release dated October 26, 2006

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                        WHITNEY HOLDING CORPORATION

                        By:/s/ Thomas L. Callicutt, Jr.
                            Thomas L. Callicutt, Jr.
                            Executive Vice President
                            and Chief Financial Officer

                        Date: October 26, 2006

EXHIBIT INDEX

Exhibit Number	Description
99.1	News Release dated October 26, 2006

Exhibit 99.1



WHITNEY HOLDING CORPORATION
228 ST. CHARLES AVENUE
NEW ORLEANS, LA 70130
www.whitneybank.com

NEWS RELEASE

<table>
<tr><td>**CONTACT:**</td><td>Thomas L. Callicutt, Jr.</td><td>**FOR IMMEDIATE RELEASE**</td></tr>
<tr><td></td><td>Trisha Voltz Carlson</td><td>October 26, 2006</td></tr>
<tr><td></td><td>504/299-5208</td><td></td></tr>
<tr><td></td><td>tcarlson@whitneybank.com</td><td></td></tr>
</table>

WHITNEY REPORTS THIRD QUARTER 2006 EARNINGS

    New Orleans, Louisiana. Whitney Holding Corporation (NASDAQ—WTNY) earned $35.2 million in the quarter ended September 30, 2006, compared with net income of $9.1 million for the third quarter of 2005. Per share earnings were $.54 per basic share and $.53 per diluted share in 2006's third quarter, compared to $.15 and $.14, respectively, for the year-earlier period. The results for the third quarter of 2006 included approximately $6.4 million in expenses associated with the late-summer hurricanes of 2005 that impacted parts of Whitney's market area. This total included both the cost to implement initiatives that reduced the exposure of the Company's operations to future disasters and improved operational resilience as well as certain increased operating costs and additional expenditures directly related to the 2005 storms. The components of these expenses are discussed in more detail below. The storms' impact on the prior year's quarterly earnings was mainly reflected in the $34 million provision for credit losses for that period and $1.1 million in casualty losses.

    Year-to-date earnings were $111 million in 2006 and $67.2 million in 2005. Per share earnings were $1.72 per basic share and $1.69 per diluted share year-to-date in 2006, compared to $1.09 and $1.07, respectively, in 2005.

    HIGHLIGHTS OF FINANCIAL RESULTS

●   Whitney's net interest income (TE) for the third quarter of 2006 increased $22.2 million, or 22%, compared to the third quarter of 2005, driven by both the 14% increase in average earning assets and a wider net interest margin. The net interest margin (TE) was 5.17% for the third quarter of 2006, up 34 basis points from the year-earlier period. A

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portion of the increase in earning assets over the year-earlier period continued to reflect the significant influx of deposit funds that followed the later-summer hurricanes in 2005. These funds, which are experiencing some anticipated run-off, were mainly deployed in short-term investments. The overall yield on earning assets increased 90 basis points from the third quarter of 2005, despite the higher percentage of lower-yielding short-term investments in the earning asset mix in the current period. The main factor behind this yield improvement was the rise in benchmark rates for the large variable-rate segment of Whitney's loan portfolio. The cost of funds increased 56 basis points between the third quarters of 2005 and 2006. Whitney's efforts to control the upward market pressure on funding rates through deposit-pricing management was supported by the lingering favorable impact of the post-storm deposit build-up on the average mix of funds between these periods. The net interest margin for the third quarter of 2006 was up 8 basis points from the 5.09% margin in 2006's second quarter, but a decline in average earning assets, prompted by the recent run-off of deposits, led to a small decrease in net interest income between these periods.

- Average total loans for the quarter, including loans held for sale, were up 7%, or $471 million, compared to the third quarter of 2005, with approximately 5% associated with the acquisition of 1st National Bank & Trust in April 2006. The loan portfolio balance at September 30, 2006, excluding the portfolio associated with 1st National's operations, was little changed from December 31, 2005, as the impact of advances on existing credits and a steady pace of newly originated loans was largely offset by paydowns and payoffs. With the funding of some recent deposit losses, as discussed below, short-term investments for the third quarter of 2006 decreased on average by $492 million from 2006's second quarter, but were still $550 million higher than in the third quarter of 2005. Total average earning assets for the quarter were up a net 14%, or $1.16 billion, compared to the third quarter of 2005.

- Average deposits in the third quarter of 2006 were up 16%, or $1.17 billion, compared to the third quarter of 2005, with approximately 3% related to 1st National's acquired operations. Total deposits at September 30, 2006, ignoring the deposits associated with 1st National's operations, were lower by $608 million, or 7%, compared to the total at December 31, 2005, with $342 million of the total reduction coming in the current year's

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third quarter. Although the timing cannot be predicted, some run-off of the post-storm deposit accumulation has been expected as the recovery process continues, the inflows from insurance proceeds diminish and the initial disaster-assistance programs are completed. Significant additional government funds to cover uninsured property losses and to support the rebuilding process are becoming available in the storm-impacted markets, but only limited distributions had been made by the end of 2006's third quarter.

- Whitney made no overall provision for credit losses in the third quarter of 2006. The provision for credit losses includes both the provision for loan losses and the provision for loss reserves established against credit-related commitments. The Company made a $1.5 million negative provision for loan losses in the current period, compared to a $34 million provision in the third quarter of 2005 that reflected management's initial estimate of the impact of the 2005 storms. The significant overall uncertainties that complicated management's initial assessment of storm-related credit losses have largely been addressed in the year since the storms, and the storms' impact on credit quality is primarily being reflected in the normal allowance determination process. Management reduced its remaining special storm-related allowance by $2.5 million in the third quarter of 2006 to reflect a sustained, better than anticipated performance by consumer credits and other loans from storm-affected areas that are not subjected to individual credit reviews. The total of loans criticized through the Company's credit risk-rating process decreased $18 million during the third quarter of 2006, and the corresponding allowance for loan losses was reduced by $2.7 million compared to the level at June 30, 2006. Net loan charge-offs totaled $4.6 million in 2006's third quarter, compared to $1.7 million in the third quarter of 2005. For the third quarter of 2006, Whitney provided $1.5 million for reserves on credit-related commitments, mainly related to letters of credit and unused loan facilities with a storm-affected commercial customer. There was no loss provision for credit-related commitments in the third quarter of 2005.
- Noninterest income increased 5%, or $1.0 million, from the third quarter of 2005. Improvements were noted in a number of income categories, reflecting both internal growth and contributions from acquired operations. Bank card fees, both credit and debit cards, increased a combined 35%, or $1.0 million, compared to 2005's third quarter, mainly reflecting higher transaction volumes. The addition of 1st National's

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trust business, ongoing customer development efforts and improved market conditions helped increase trust service fees by 24%, or $.5 million, for the third quarter of 2006. Deposit service charge income was down 6%, or $.5 million, compared to the third quarter of 2005, as the remaining additional liquidity in the deposit base from the post-storm deposit build-up continued to reduce comparative charging opportunities in the third quarter of 2006. The categories comprising other noninterest income were stable in total compared to the third quarter of 2005.

- Noninterest expense in the third quarter of 2006 increased 24%, or $17.6 million, from 2005's third quarter. As noted earlier, the third quarter of 2006 included approximately $6.4 million in expenses associated with the late-summer hurricanes of 2005. The Company revised its disaster recovery plans and operating arrangements before the start of the 2006 hurricane season and is developing longer-range plans to make its operations more resilient, with less exposure to disasters of any type. The expense associated with these initiatives totaled approximately $4.1 million for the third quarter of 2006. This total includes both recurring items that mainly impact the occupancy, data processing and equipment, and telecommunications expense categories, and certain periodic or nonrecurring items, such as $1.1 million for professional services and $1.5 million for contingency housing contracts. These initiatives should significantly reduce the direct and indirect costs associated with future natural disasters. As a result of the catastrophic 2005 storm season, the Company saw the cost of its casualty insurance coverage increase by $.9 million for the third quarter of 2006. The difficult insurance market is impacting businesses and individuals across the Gulf Coast region, and the coverage limits available for wind damage have been reduced significantly. In addition, Whitney expensed costs and casualty and operating losses directly related to the 2005 storms totaling $.9 million in the third quarter of 2006, compared to $1.1 million in the year-earlier period. Year-to-date in 2006, these expenses totaled $4.9 million, and some additional costs will likely be incurred through the end of the year, mainly related to services to help manage insurance claims. These expenses, together with the cost of the contingency housing and a $.5 million contribution to a disaster-relief fund for the Company's employees in the third quarter of 2006, have been reported in the total of other noninterest expense. In the third quarter of 2005, storm-related disruptions to the

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operations of both Whitney and its vendors had reduced certain expense categories below normal levels.

Incremental operating costs associated with 1st National totaled approximately $2.3 million in the third quarter of 2006, and the amortization of intangibles acquired in this transaction added another $.7 million to expense for the current year's period. Whitney's personnel expense increased 13%, or $5.5 million, in total. Base pay and compensation earned under sales-based and other employee incentive programs increased a combined 9%, or $2.5 million, including approximately $1.2 million for the 1st National staff. Compensation expense under management incentive programs increased by $2.3 million in the third quarter of 2006 compared to the year-earlier period, mainly related to share-based compensation earned under Whitney's long-term incentive plan.

Whitney Holding Corporation, through its banking subsidiary Whitney National Bank, serves the five-state Gulf Coast region stretching from Houston, Texas; across southern Louisiana and the coastal region of Mississippi; to central and south Alabama; the panhandle of Florida; and the Tampa Bay metropolitan area of Florida.

Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933, as amended, and section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements provide projections of results of operations or of financial condition or state other forward-looking information, such as expectations about future conditions and descriptions of plans and strategies for the future. The forward-looking statements made in this release include, but may not be limited to, expectations about our operational resiliency in the event of natural disasters and projections of costs associated with disasters, comments on deposit trends, the availability of government funds in areas impacted by the 2005 storms and the prospects for economic recovery in these areas, and comments on changes in credit conditions and credit quality.

Whitney's ability to accurately project results or predict the results of operations, or the actual effect of future plans or strategies is inherently limited. Although Whitney believes that the expectations reflected in its forward-looking statements are based on reasonable assumptions, actual results and performance could differ materially from those set forth in the forward-looking statements. Factors that could cause actual results to differ from those expressed in the Company's forward-looking statements include, but are not limited to, those outlined in Whitney's filings with the SEC, which are available at the SEC's internet site (http://www.sec.gov).

You are cautioned not to place undue reliance on these forward-looking statements. Whitney does not intend, and undertakes no obligation, to update or revise any forward-looking statements, whether as a result of differences in actual results, changes in assumptions or changes in other factors affecting such statements, except as required by law.

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WHITNEY HOLDING CORPORATION AND SUBSIDIARIES

FINANCIAL HIGHLIGHTS

(dollars in thousands, except per share data)	Third Quarter 2006	Third Quarter 2005	Nine Months Ended September 30 2006	Nine Months Ended September 30 2005
INCOME DATA				
Net interest income	$ 119,771	$ 97,685	$ 354,257	$ 280,673
Net interest income (tax-equivalent)	121,344	99,116	358,892	285,072
Provision for credit losses	-	34,000	2,720	37,000
Noninterest income	21,348	20,305	63,767	63,907
Net securities gains in noninterest income	-	-	-	68
Noninterest expense	89,230	71,678	251,303	210,321
Net income	35,191	9,123	110,753	67,200
AVERAGE BALANCE SHEET DATA				
Loans	$ 6,837,875	$ 6,332,291	$ 6,714,722	$ 6,011,389
Investment securities	1,893,125	1,752,317	1,794,635	1,892,291
Earning assets	9,320,563	8,158,377	9,412,166	7,955,598
Total assets	10,218,601	8,999,177	10,311,510	8,688,833
Deposits	8,399,368	7,229,462	8,577,067	6,971,880
Shareholders' equity	1,095,628	966,771	1,044,540	929,561
PER SHARE DATA				
Earnings per share				
Basic	$ .54	$ .15	$ 1.72	$ 1.09
Diluted	.53	.14	1.69	1.07
Cash dividends per share	$ .27	$ .25	$ .81	$ .73
Book value per share, end of period	$ 16.90	$ 14.94	$ 16.90	$ 14.94
Trading data				
High sales price	$ 37.00	$ 33.69	$ 37.26	$ 33.69
Low sales price	34.42	26.60	27.27	26.60
End-of-period closing price	35.77	27.04	35.77	27.04
Trading volume	10,339,045	18,314,726	38,469,336	34,258,321
RATIOS				
Return on average assets	1.37%	.40%	1.44%	1.03%
Return on average shareholders' equity	12.74	3.74	14.18	9.67
Net interest margin	5.17	4.83	5.10	4.79
Dividend payout ratio	50.79	173.41	47.64	68.21
Average loans as a percentage of average deposits	81.41	87.59	78.29	86.22
Efficiency ratio	62.53	60.02	59.46	60.28
Allowance for loan losses as a percentage of loans, at end of period	1.09	1.41	1.09	1.41
Nonperforming assets as a percentage of loans plus foreclosed assets and surplus property, at end of period	.80	.69	.80	.69
Average shareholders' equity as a percentage of average total assets	10.72	10.74	10.13	10.70
Leverage ratio, at end of period	8.35	8.45	8.35	8.45

Tax-equivalent (TE) amounts are calculated using a federal income tax rate of 35%.
The efficiency ratio is noninterest expense to total net interest (TE) and noninterest income
   (excluding securities gains and losses).

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WHITNEY HOLDING CORPORATION AND SUBSIDIARIES
DAILY AVERAGE CONSOLIDATED BALANCE SHEETS

(dollars in thousands)	Third Quarter 2006	Third Quarter 2005	Nine Months Ended September 30 2006	Nine Months Ended September 30 2005
ASSETS				
EARNING ASSETS				
Loans	$ 6,837,875	$6,332,291	$ 6,714,722	$6,011,389
Investment securities				
Securities available for sale	1,649,793	1,523,348	1,562,753	1,664,662
Securities held to maturity	243,332	228,969	231,882	227,629
Total investment securities	1,893,125	1,752,317	1,794,635	1,892,291
Federal funds sold and short-term investments	567,766	17,803	875,093	20,190
Loans held for sale	21,797	55,966	27,716	31,728
Total earning assets	9,320,563	8,158,377	9,412,166	7,955,598
NONEARNING ASSETS				
Goodwill and other intangible assets	319,924	233,763	285,488	195,706
Accrued interest receivable	47,747	38,994	47,990	35,465
Other assets	611,547	627,223	653,950	559,426
Allowance for loan losses	(81,180)	(59,180)	(88,084)	(57,362)
Total assets	$10,218,601	$8,999,177	$10,311,510	$8,688,833
LIABILITIES				
INTEREST-BEARING LIABILITIES				
Interest-bearing deposits				
NOW account deposits	$ 1,035,996	$ 905,054	$ 1,076,615	$ 902,035
Money market investment deposits	1,190,108	1,180,310	1,163,515	1,211,138
Savings deposits	1,107,258	817,981	1,165,577	782,048
Other time deposits	759,924	742,275	749,178	723,717
Time deposits $100,000 and over	1,343,005	1,186,506	1,324,122	1,087,374
Total interest-bearing deposits	5,436,291	4,832,126	5,479,007	4,706,312
Short-term and other borrowings	598,830	723,929	567,275	713,571
Total interest-bearing liabilities	6,035,121	5,556,055	6,046,282	5,419,883
NONINTEREST-BEARING LIABILITIES				
Noninterest-bearing deposits	2,963,077	2,397,336	3,098,060	2,265,568
Accrued interest payable	17,513	9,260	15,549	7,614
Other liabilities	107,262	69,755	107,079	66,207
Total liabilities	9,122,973	8,032,406	9,266,970	7,759,272
SHAREHOLDERS' EQUITY	1,095,628	966,771	1,044,540	929,561
Total liabilities and shareholders' equity	$10,218,601	$8,999,177	$10,311,510	$8,688,833
EARNING ASSETS LESS				
INTEREST-BEARING LIABILITIES	$ 3,285,442	$2,602,322	$ 3,365,884	$2,535,715

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WHITNEY HOLDING CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(dollars in thousands)	September 30 2006		December 31 2005		September 30 2005	
ASSETS						
Cash and due from financial institutions	$	288,834	$	554,827	$	717,629
Federal funds sold and short-term investments		346,322		805,758		8,209
Loans held for sale		24,230		46,678		58,135
Investment securities						
Securities available for sale		1,733,215		1,413,763		1,490,091
Securities held to maturity		247,449		227,688		228,935
Total investment securities		1,980,664		1,641,451		1,719,026
Loans		6,852,640		6,560,597		6,462,623
Allowance for loan losses		(74,633)		(90,028)		(90,946)
Net loans		6,778,007		6,470,569		6,371,677
Bank premises and equipment		173,905		151,978		154,443
Goodwill		292,526		204,089		204,089
Other intangible assets		26,072		26,304		28,559
Accrued interest receivable		47,198		52,808		46,290
Other assets		140,417		154,544		123,196
Total assets	$	10,098,175	$	10,109,006	$	9,431,253
LIABILITIES						
Noninterest-bearing demand deposits	$	2,864,705	$	3,301,227	$	2,668,493
Interest-bearing deposits		5,334,995		5,303,609		4,810,428
Total deposits		8,199,700		8,604,836		7,478,921
Short-term and other borrowings		626,398		433,350		904,198
Accrued interest payable		16,096		10,538		8,292
Other liabilities		142,870		99,239		94,613
Total liabilities		8,985,064		9,147,963		8,486,024
SHAREHOLDERS' EQUITY						
Common stock, no par value		2,800		2,800		2,800
Capital surplus		340,786		250,174		248,043
Retained earnings		796,645		738,655		719,341
Accumulated other comprehensive income		(20,889)		(21,223)		(14,329)
Treasury stock at cost		(6,231)		(9,363)		(10,626)
Total shareholders' equity		1,113,111		961,043		945,229
Total liabilities and shareholders' equity	$	10,098,175	$	10,109,006	$	9,431,253

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WHITNEY HOLDING CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

(dollars in thousands, except per share data)	Third Quarter 2006	Third Quarter 2005	Nine Months Ended September 30 2006	2005
INTEREST INCOME				
Interest and fees on loans	$ 131,230	$ 103,152	$ 369,390	$ 279,063
Interest and dividends on investments	20,855	17,595	57,781	57,583
Interest on federal funds sold and				
short-term investments	7,365	163	30,470	456
Total interest income	159,450	120,910	457,641	337,102
INTEREST EXPENSE				
Interest on deposits	33,196	17,949	87,047	43,752
Interest on short-term and other borrowings	6,483	5,276	16,337	12,677
Total interest expense	39,679	23,225	103,384	56,429
NET INTEREST INCOME	119,771	97,685	354,257	280,673
PROVISION FOR CREDIT LOSSES	-	34,000	2,720	37,000
NET INTEREST INCOME AFTER PROVISION				
FOR CREDIT LOSSES	119,771	63,685	351,537	243,673
NONINTEREST INCOME				
Service charges on deposit accounts	7,337	7,805	20,819	24,396
Bank card fees	3,855	2,861	11,213	8,502
Trust service fees	2,864	2,318	8,159	7,126
Secondary mortgage market operations	1,240	1,274	4,192	3,609
Other noninterest income	6,052	6,047	19,384	20,206
Securities transactions	-	-	-	68
Total noninterest income	21,348	20,305	63,767	63,907
NONINTEREST EXPENSE				
Employee compensation	38,106	33,302	109,089	97,947
Employee benefits	8,832	8,110	26,561	24,817
Total personnel	46,938	41,412	135,650	122,764
Net occupancy	8,162	6,026	21,075	16,820
Equipment and data processing	5,778	4,387	14,976	13,267
Telecommunication and postage	2,580	2,250	7,826	6,576
Corporate value and franchise taxes	2,237	1,951	6,633	5,856
Legal and other professional services	3,601	1,353	7,865	4,734
Amortization of intangibles	2,794	2,290	7,680	6,006
Other noninterest expense	17,140	12,009	49,598	34,298
Total noninterest expense	89,230	71,678	251,303	210,321
INCOME BEFORE INCOME TAXES	51,889	12,312	164,001	97,259
INCOME TAX EXPENSE	16,698	3,189	53,248	30,059
NET INCOME	$ 35,191	$ 9,123	$ 110,753	$ 67,200
EARNINGS PER SHARE				
Basic	$ .54	$ .15	$ 1.72	$ 1.09
Diluted	.53	.14	1.69	1.07
WEIGHTED-AVERAGE SHARES OUTSTANDING				
Basic	65,444,539	62,699,332	64,399,751	61,764,918
Diluted	66,591,530	63,579,123	65,589,410	62,757,756
CASH DIVIDENDS PER SHARE	$ .27	$ .25	$ .81	$ .73

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WHITNEY HOLDING CORPORATION AND SUBSIDIARIES

SUMMARY OF INTEREST RATES (TAX-EQUIVALENT)*

	Third Quarter 2006	Second Quarter 2006	Third Quarter 2005	Nine Months Ended September 30 2006	2005
EARNING ASSETS					
Loans**	7.61%	7.35%	6.42%	7.34%	6.18%
Investment securities	4.67	4.57	4.29	4.57	4.33
Federal funds sold and short-term investments	5.15	4.66	3.61	4.66	3.02
Total interest-earning assets	6.86%	6.54%	5.96%	6.56%	5.74%
INTEREST-BEARING LIABILITIES					
Interest-bearing deposits					
NOW account deposits	.88%	.66%	.56%	.71%	.51%
Money market investment deposits	2.67	1.90	1.08	2.06	.93
Savings deposits	1.03	1.03	.84	1.02	.64
Other time deposits	3.11	2.89	1.87	2.85	1.64
Time deposits $100,000 and over	4.14	3.93	2.74	3.90	2.37
Total interest-bearing deposits	2.42	2.10	1.47	2.12	1.24
Short-term and other borrowings	4.30	3.78	2.89	3.85	2.38
Total interest-bearing liabilities	2.61%	2.25%	1.66%	2.29%	1.39%
NET INTEREST SPREAD (tax-equivalent)					
Yield on earning assets less cost of interest-bearing liabilities	4.25%	4.29%	4.30%	4.27%	4.35%
NET INTEREST MARGIN (tax-equivalent)					
Net interest income (tax-equivalent) as a percentage of average earning assets	5.17%	5.09%	4.83%	5.10%	4.79%
COST OF FUNDS					
Interest expense as a percentage of average interest-bearing liabilities plus interest-free funds	1.69%	1.45%	1.13%	1.46%	.95%

* Based on a 35% tax rate.

** Net of unearned income, before deducting the allowance for loans losses and including loans held for sale and loans accounted for on a nonaccrual basis.

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WHITNEY HOLDING CORPORATION AND SUBSIDIARIES

CREDIT QUALITY

(dollars in thousands)	Third Quarter 2006	Third Quarter 2005	Nine Months Ended September 30 2006	Nine Months Ended September 30 2005
ALLOWANCE FOR LOAN LOSSES				
Allowance at beginning of period	$ 80,715	$ 58,647	$ 90,028	$ 54,345
Allowance of acquired banks	-	-	2,908	3,648
Provision for credit losses	(1,500)	34,000	1,500	37,000
Loans charged off	(5,263)	(2,850)	(22,406)	(8,839)
Recoveries on loans previously charged off	681	1,149	2,603	4,792
Net loans charged off	(4,582)	(1,701)	(19,803)	(4,047)
Allowance at end of period	$ 74,633	$ 90,946	$ 74,633	$ 90,946
Annualized net charge-offs as a percentage of average loans	.27%	.11%	.39%	.09%
Annualized gross charge-offs as a percentage of average loans	.31%	.18%	.44%	.20%
Recoveries as a percentage of gross charge-offs	12.94%	40.32%	11.62%	54.21%
Allowance for loan losses as a percentage of loans, at end of period	1.09%	1.41%	1.09%	1.41%
RESERVE FOR LOSSES ON UNFUNDED CREDIT COMMITMENTS				
Reserve at beginning of period	$ 300	$ -	$ 580	$ -
Provision for credit losses	1,500	-	1,220	-
Reserve at end of period	$ 1,800	$ -	$ 1,800	$ -

(dollars in thousands)	September 30 2006	June 30 2006	December 31 2005	September 30 2005
NONPERFORMING ASSETS				
Loans accounted for on a nonaccrual basis	$ 54,277	$ 56,188	$ 65,565	$ 43,763
Restructured loans	-	-	30	30
Total nonperforming loans	54,277	56,188	65,595	43,793
Foreclosed assets and surplus property	301	695	1,708	794
Total nonperforming assets	$ 54,578	$ 56,883	$ 67,303	$ 44,587
Nonperforming assets as a percentage of loans plus foreclosed assets and surplus proterty, at end of period	.80%	.83%	1.03%	.69%
Allowance for loan losses as a percentage of nonaccruing loans, at end of period	138%	144%	137%	208%
Allowance for loan losses as a percentage of nonperforming loans, at end of period	138%	144%	137%	208%
Loans 90 days past due still accruing	$ 8,963	$ 7,354	$ 13,728	$ 5,358
Loans 90 days past due still accruing as a percentage of loans, at end of period	.13%	.11%	.21%	.08%

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